Contact

www.linkedin.com/in/
kasiaheinpeters (LinkedIn)
abantescientific.com/ (Company)

Top Skills

Entrepreneurship

Strategy

Pharmaceutical Industry

Languages

English (Full Professional)

Polish (Native or Bilingual)

French (Limited Working)

Certifications

ABAIM Educational Certification

Certification of Completion of the
External Coach Intensive

Mindfulness Online Course

Blue Ocean Strategy Practitioner,
Certified

Executive Coach, Certified

Publications

Fighting Viral Epidemics: The Long
Road To A Dengue Vaccine

Poster 830: Attitudes toward health,
vector control and dengue fever in
7 endemic countries:insights from
ethnographic research in Brazil,
Colombia, Indonesia, Malaysia,
Mexico, Philippines and Singapore

Depresja - Poradnik dla rodziny i
bliskich

The Great LeadHERship Awakening

Leading Through the Pandemic:
Unconventional Wisdom from
Heartfelt Leaders

Kasia Hein-Peters, MD

Partnering with C-Suite & Enterprise Innovators | Healthcare,
Pharma, Biotech, MedTech & Digital Health | Scaling Up Innovations
& Companies | Expert in Innovation Management | AI/ML |
Bestselling Author | Speaker
Las Vegas, Nevada, United States

Summary

I believe human ingenuity will solve the world's biggest health
challenges. This is why I work with healthcare, life science, and
digital health leaders to scale innovations and build the company's
innovation capabilities.

Do you want to:
√ Discover how AI/ML can help the company improve performance
and offer new solutions to customers?
√ Accelerate growth and meet the strategic goals despite the fast-
changing environment?
√ Improve your company's innovation capabilities?
√ Build innovation into your company DNA through a well-designed
and systematic innovation process?

★ NEXT STEP ★
If you answered yes, schedule a free meeting with me to discuss
your strategy and challenges: https://calendly.com/kasia-hein-peters-
md/abante-scientific.
I will address your questions, offer expert advice, or point you in the
right direction.

I offer clearly defined, short, and impactful consulting projects for all
stages of the innovation process: ideation, selection, development,
and commercialization. Online, AI-enabled tools make the process
inclusive and cost-effective, and cognitive AI clusters inputs and
eliminates inefficiencies in data management. This process and
tools help leaders close the gap between the company's aspirations
(strategic goals) and capabilities, analyze market forces that will
shape their future, and effectively manage the innovation pipeline
through a proven evidence-based process.

Emerging companies will benefit from Pitch Deck Development, Go-To-Markey Strategy, Scaling Up modules, and training at SciencePreneur Academy (https://www.sciencepreneur.co/).

★ MY STORY ★

I started practicing medicine at age six by experimenting on my teddy bear with a real IV drip full of water. I got both as gifts after undergoing minor surgery at the children's surgical hospital. I was fascinated by the medical equipment and wanted to figure out how it worked. My interest in medicine continued, and finally, I became a physician.

I graduated as a medical doctor and completed a residency in psychiatry at the Medical University in Wroclaw, Poland. After working as a clinical physician for a few years, I joined the pharmaceutical industry, overseeing the launches of several first-in-class medications and vaccines, which profoundly improved the standards of care. One of them reached a peak of $3B in sales. Many saved lives and improved patients' lives. When I realized how much innovation contributes to improving lives., there was no turnback, and I have continued scaling up innovations in life sciences, digital health, and healthcare ever since.

Experience

Abante Scientific
Founder & CEO
November 2021 - Present (2 years 4 months)
Las Vegas Metropolitan Area

Kasia Hein-Peters, MD, the founder and CEO of Abante Scientific, believes in human ingenuity to solve the world's biggest health challenges. This is why we work with healthcare, life science, and digital health leaders to scale innovations and build the company's innovation capabilities.

Do you want to:
√ Discover how AI/ML can help the company improve performance and offer new solutions to customers?
√ Accelerate growth and meet the strategic goals despite the fast-changing environment?

√ Improve innovation capabilities?

√ Build innovation into your company DNA through a well-designed and systematic innovation process?

We offer clearly defined, short, and impactful consulting projects for all stages of the innovation process: ideation, selection, development, and commercialization. Online, AI-enabled tools make the process inclusive and cost-effective, and cognitive AI clusters inputs and eliminates inefficiencies in data management. This process and tools help leaders close the gap between the company's aspirations (strategic goals) and capabilities, analyze market forces that will shape their future, and manage the innovation pipeline through a proven evidence-based process.

Emerging companies will benefit from Pitch Deck Development, Go-To-Markey Strategy, Scaling Up modules, and training provided through SciencePreneur Academy (https://www.sciencepreneur.co/).

Ingenium Digital Health Advisors

Health Innovation Management Advisor & Consultant

July 2023 - Present (8 months)

The consortium aims to be a vetted network of experienced, successful, and pleasant-to-deal-with experts in the field of enabling the delivery of extraordinary care.

Rebilance

Strategic Advisor

March 2023 - Present (1 year)

Denmark

Rebilance is developing personalized probiotics by utilizing gut microbiome genomic analysis.

VITia, Inc.

Chief Medical Officer

September 2022 - Present (1 year 6 months)

Boston, Massachusetts, United States

For years, helping patients to change their behaviors and adhere to medications has been a daunting task with no clear solution. VITia looked outside of healthcare for ideas. We are building a loyalty rewards platform inspired by frequent flyer programs to help patients be healthier.

PharmaJet
Advisory Board Member
July 2022 - Present (1 year 8 months)
Golden, Colorado, United States

mHUB
Mentor
November 2022 - Present (1 year 4 months)

mHUB is the nation's leading hardtech innovation & product development center, supporting cutting-edge MedTech companies that have the potential to transform healthcare.

StartUpNV
Mentor
September 2022 - Present (1 year 6 months)
Las Vegas, Nevada, United States

StartupNV is Nevada's state-wide startup accelerator & incubator, enabling entrepreneurs to develop and scale ideas from MVP to revenue-producing businesses.

Amah Health
Strategic Advisor
March 2022 - Present (2 years)
Chicago, Illinois, United States

Amah Health helps improve communication between patients and clinicians by offering human-centered technology to operationalize cultural diversity and health equity in chronic care management. By using behavioral science frameworks, data analysis, persuasion science, and communication models, Amah's first SaaS product captures regular conversations between patients and clinicians, analyzes its content, structures the data, integrates with EMRs, and provides hints to guide a more efficient conversation directed to improving chronic care management. The system promises benefits all around: to patients, providers, care managers, administrators, families, and the overall health care system.

LSCP Life Sciences Consulting Partners
Associate Partner
August 2022 - Present (1 year 7 months)
Greater Zurich Area

Doctorpedia
Founding Medical Partner & Advisor
August 2021 - Present (2 years 7 months)
Los Angeles Metropolitan Area

Doctorpedia is on a mission to make the internet a safer place to learn about your health. We work with physician leaders to demystify healthcare and break down the barriers that prevent you from managing your health and wellness. Our community of physicians is dedicated to combating misinformation by clearly explaining the complexities of medicine in bite-sized videos that are designed to be watched on any device - whenever it is convenient for you to learn about your health. We provide physicians with easy-to-use publishing tools so they can create engaging content that will help educate their current patients, reach new patients, and improve medical literacy worldwide.

Healthcare Businesswomen's Association
Advisor to Ambassador Program at Merck & Co.
November 2022 - May 2023 (7 months)

The Healthcare Businesswomen's Association is a global nonprofit organization comprised of individuals and organizations from across the healthcare industry. The Core Purpose is to further the advancement and impact of women in the business of healthcare. The Mission is to achieve gender parity in leadership to enable organizations to realize the full potential of their female talent.

The Ambassador Program is a self-directed leadership development program offered by HBA to corporate sponsors (gold level and above), supported by qualified HBA Advisors.

Terumo BCT
3 years 8 months

Vice President Value and Health Outcomes
January 2020 - October 2021 (1 year 10 months)
Greater Denver Area

The medical device industry is shifting toward stronger evidence-based medicine models, and payers, healthcare providers, and regulators are asking for more data to demonstrate positive patient outcomes and economic benefits. We created a new department accountable for Medical Affairs and Market Access strategy and activities to address this change. This group is responsible for providing accurate and credible clinical, scientific and economic information about the impact of therapies and how patients and stakeholders can benefit from them.

The scope includes collaborative studies, publications, stakeholder engagement, reimbursement and health economics, medical education, medical information and internal training.

Vice President, Global Marketing and Communications
March 2018 - March 2021 (3 years 1 month)
Greater Denver Area

Joined Terumo Blood and Cell Technologies to improve the enterprise strategic planning, market insights gathering, public relations, communications, and marketing process.
- The company strategy evolved from technology only toward broader scope, adding services, health data, and device connectivity.
- The first-ever advocacy campaign with the Organization of African First Ladies for Development (OAFLAD) resulted in creating a coalition (COBA https://cobaafrica.org/about/) to address blood availability and safety in Africa.
- Reorganization of marketing services resulted in strengthening regional teams and creation of an omnichannel center of excellence, serving the entire company.
- Other important projects included company rebranding, annual strategic planning, and health data critical commitment.

Member of the Executive Team.

Sanofi Pasteur
5 years 9 months

Vaxelis (PR5I) Marketing Head
December 2016 - February 2018 (1 year 3 months)
Allentown, Pennsylvania Area

Head of marketing, representing Sanofi Pasteur in a small joint venture between Merck and Sanofi Pasteur - MCM Vaccine. Responsible for the launch strategy of a new hexavalent vaccine (Vaxelis) into a 1.5B$ pediatric combination vaccines market of US and EU. Co-managed Joint Marketing Committee with Merck, member of Development & Medical Affairs, Finance, and Manufacturing Joint Committees.

Vice President, Head of Marketing at Dengue Company
June 2012 - December 2016 (4 years 7 months)
Lyon Area, France

Hired to launch the first vaccine against dengue, a disease affecting almost 50% of the world population. In the first year of launch, sales were 4 times higher than other novel vaccines in the same markets of Latin America and South-East Asia. Results were driven by public tenders in Brazil and the Philippines.

Key programs included strategic partnerships to develop advocacy toward dengue vaccination, such as
- online information hub "Break Dengue"
- Dengue Voice initiative together with the International Society of Neglected Tropical Diseases

Other success factors included:
- Implementation of a data-driven marketing process, to support the development of an integrated brand strategy across global, regional, and support teams. The process was subsequently adopted by the company for all other franchises.
- Aligned global and local launch metrics with the strategic vision of the brand.
- Built a high-performing, diverse global marketing team by attracting internal and external talent.

Epidemico
Advisory Board Member
April 2014 - January 2017 (2 years 10 months)
Greater Boston Area

Epidemico was an informatics start up providing early insights, monitoring and consumer engagement for a wide range of population health domains, including disease outbreaks, drug safety, supply chain vulnerabilities and more. It was purchased by Booz Allen Hamilton.

Blue Impact Consulting
Independent Business Owner
April 2011 - May 2012 (1 year 2 months)
Greater New York City Area

Created a consulting company, to help clients creating new demand through innovative business strategies. Obtained certifications as Blue Ocean Strategy practitioner from INSEAD-affiliated training organization and executive coaching from Columbia Teacher's College
- Helped an advertising agency to win a multimillion contract with a pharmaceutical company, by proposing an innovative strategy for an underperforming market segment
- Led projects in oncology and vaccines policy

Novartis Vaccines and Diagnostics
Global Brand Director for Menveo
April 2010 - April 2011 (1 year 1 month)
Greater Boston Area

Hired to launch a new meningitis vaccine, in a market with low awareness of meningococcal meningitis and low advocacy for meningitis vaccines. Partnered with a global patient advocacy organization (Coalition of Meningitis Organizations) and online epidemiology scientists (www.healthmap.org) to increase disease awareness.

Merck
4 years 1 month

Senior Marketing Director, International Marketing Lead for GARDASIL
October 2007 - March 2010 (2 years 6 months)
Greater Philadelphia Area

Promoted to continue launching Gardasil in international markets, with responsibilities expanded beyond HCP strategy development.
- Achieved the fastest ever vaccine adoption in public and private markets, thanks to well-articulated value proposition and aggressive competitive strategy – global sales exceeded 1B USD within 4 years post launch
- Developed alternative channels of vaccination, such as institutional & regional public vaccination, contributing up to 40% of sales in markets where they were implemented
- Increased acceptance of HPV vaccines by women through an international marketing campaign "Everything I Can". The campaign was adopted by 45 countries (in EMEA, Asia and Latin America) - first time ever at Merck

Marketing Director, HPV International Franchise
March 2006 - September 2007 (1 year 7 months)
Greater Philadelphia Area

Recruited by Merck Vaccine Division to launch Gardasil in international markets to healthcare professionals. At that time, most subsidiaries did not have experience in commercializing vaccines.
- Developed Healthcare Professional Marketing Strategy for international markets, including tactical plan for promotion and medical education. Gardasil sales in international markets was 5-10% above target during the launch period.
- Used customer-centric approach (through strategic market research) to achieve high level of message acceptance (95% among HCPs) and perception of superior profile versus competition (above 70% market share).

- Leveraged partnership with a leading US university to increase international HCPs knowledge about cervical cancer and other HPV-related cancers and diseases.

MSD
7 years 4 months

EMEA Regional Director, Hospital Products
September 2002 - February 2006 (3 years 6 months)
Greater New York City Area

Promoted to a regional EMEA role in a hospital sector. Assignment was focused on new and mature anti-infective products and included repositioning Invanz (hospital antibiotic) after an unsuccessful launch, strengthening MSD hospital business in Europe and optimizing sales of a newly launched antifungal. Achieved 500 M€ in sales of an anti-infective hospital portfolio in EMEA.

Specialty Business Unit Director
November 1998 - September 2002 (3 years 11 months)
Warsaw Area, Poland

Hired to lead a Specialty Business Unit in competitive specialty market. Doubled sales within 3 years, by launching new products and returning mature products to growth. Maintained the highest ROI in the Polish MSD subsidiary.

Eli Lilly and Company
Hold positions of Marketing Associate, Product Manager and Marketing Manager
May 1994 - October 1998 (4 years 6 months)
Warsaw Area, Poland and Indianapolis, IN, USA

Recruited to launch of Prozac in Poland among specialists and GPs, promoted to a global position to reverse declining global Prozac sales and manage competitive pressures

Wroclaw Medical University
Staff Psychiatrist and Academic Teacher
December 1989 - May 1994 (4 years 6 months)

Academic teacher, staff psychiatrist, psychiatric consultant for HIV+ patients.

_____

Education

Medical University of Wroclaw, Poland

Medical Doctor, Medicine · (1983 - 1989)

Henley Business School
Certification, The Board Director's Programme · (2017 - 2017)

Columbia University Teachers College
Executive Coach, Coaching · (2011 - 2012)